UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

March 25, 2022

HIGHLAND TRANSCEND PARTNERS I CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39751	98-1594685
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

777 Arthur Godfrey Road, #202, Miami Beach, Florida	33140
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +1 (617) 401-4015

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	HTPA.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	HTPA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	HTPA.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

The information set forth in Item 1.02 below is hereby incorporated by reference into this Item 1.01.

Item 1.02	Termination of a Material Definitive Agreement

As previously announced, on September 8, 2021, Highland Transcend Partners I Corp., a Cayman Islands exempted company (NYSE: HTPA.U) (“HTP”), entered into an Agreement and Plan of Merger (as so amended by that certain First Amendment thereto, dated as of October 21, 2021, and as so amended by that certain Second Amendment thereto, dated as of January 21, 2022, the “Merger Agreement”), by and among HTP, Picasso Merger Sub I, Inc., a Delaware corporation and wholly owned direct subsidiary of HTP (“Blocker Merger Sub I”), Picasso Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of HTP (“Blocker Merger Sub II”), Picasso Merger Sub IV, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of HTP (“GPI Blocker Merger Sub” and together with Blocker Merger Sub I and Blocker Merger Sub II, the “Blocker Merger Subs”), Picasso Merger Sub III, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of HTP (“Company Merger Sub” and together with HTP and the Blocker Merger Subs, the “HTP Parties”), Carlyle Partners VII Pacer Holdings, L.P., a Delaware limited partnership (“Pacer Holdings”), CP VII Pacer Corp., a Delaware corporation (“Pacer Corp. Blocker”), CP VII Pacer EU L.P., a Delaware limited partnership (“Pacer L.P. Blocker” and together with Pacer Holdings and Pacer Corp. Blocker, the “Blocker Parties”), GPI Capital Gemini HoldCo LP, a Delaware limited partnership (“GPI Blocker Owner”), GPI Capital Gemini LLC, a Delaware limited liability company (“GPI Blocker” and together with GPI Blocker Owner, the “GPI Parties”), Packable Holdings, LLC, a Delaware limited liability company (“Packable”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Holders. The HTP Parties, the Blocker Parties, the GPI Parties and Packable are collectively referred to herein as the “Parties” and each individually as a “Party”.

Termination of Business Combination Agreement

On March 24, 2022, the Parties entered into a Termination and Release Agreement (the “Termination Agreement”), pursuant to which HTP and Packable mutually agreed to terminate the Merger Agreement effective immediately.

As a result of the termination of the Merger Agreement, all Transaction Agreements (as defined in the Termination Agreement), which includes, among others, the Merger Agreement and all Ancillary Agreements (as defined in the Merger Agreement), entered into in connection therewith, are void and there is no liability under the Merger Agreement or any other Transaction Agreement on the part of any party thereto (including, without limitation, under the Sponsor Letter Agreement by and among Highland Transcend Partners I, LLC, HTP, Packable, and the other parties signatory thereto dated as of September 8, 2021).

Pursuant to the Termination Agreement, HTP will be entitled to receive an amount of cash equal to $2,000,000 upon the earliest to occur of (a) the completion of the redemption of all outstanding HTP Class A ordinary shares (the “Wind-Up Event”), (b) a Change of Control (as defined in the Termination Agreement) and (c) the first closing of qualifying financing transactions following the date hereof in which Packable and certain of its subsidiaries collectively receive at least $140 million of new money proceeds in the aggregate. HTP will also be entitled to receive convertible promissory notes with an aggregate principal amount equal to $8,000,000 having the same terms and in substantially the same form as the Convertible Notes (as defined in the Merger Agreement) (the “Convertible Note Consideration”) upon the earlier to occur of (i) a Wind-Up Event and (ii) the closing of a business combination by HTP; provided that, if such closing of a business combination by HTP involves a counterparty that is reasonably determined by the board of directors of Packable to be a competitor of Packable, then the Convertible Note Consideration will instead be delivered to HTP upon the earlier to occur of (x) a Change of Control and (y) a qualified public offering of Packable.

Moreover, the Termination Agreement provides that, subject to certain exceptions, the HTP Parties, on the one hand, and Packable, the Blocker Parties, and the GPI Parties, on the other hand, have agreed, on behalf of themselves and their respective related parties, to a release of claims relating to the transactions contemplated by the Merger Agreement and to not encourage or solicit or voluntarily assist or participate in any legal action relating to such released claim. Moreover, each of the Parties agreed to certain obligations with respect to confidentiality and non-disparagement.

The foregoing descriptions of the Merger Agreement and the Termination Agreement do not purport to be complete and are qualified in their respective entirety by the terms and conditions of the full text of the Merger Agreement, which was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by HTP as Exhibit 2.1 to the Current Report on Form 8-K on dated as of September 9, 2021, and thereafter amended by the First Amendment thereto, which was previously filed with the SEC by HTP as Exhibit 1.1 to the Current Report on Form 8-K dated as of October 22, 2021, and thereafter amended by the Second Amendment thereto, which was previously filed with the SEC by HTP as Exhibit 1.1 to the Current Report on Form 8-K dated as of January 25, 2022, and the full text of the Termination Agreement, which is attached hereto as Exhibit 10.1, each of which is incorporated by reference herein.

Pursuant to HTP’s amended and restated memorandum and articles of association, HTP has until December 7, 2022 to complete an initial business combination. If HTP is unable to complete an initial business combination by such date, HTP will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Class A ordinary shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then outstanding Class A ordinary shares, which redemption will completely extinguish Class A ordinary shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of HTP’s remaining shareholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to HTP’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Item 8.01	Other Events

On March 25, 2022, HTP and Packable issued a joint press release announcing the termination of the Merger Agreement. A copy of the joint press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference. As previously disclosed in HTP’s definitive proxy statement, HTP has scheduled an extraordinary meeting of HTP’s shareholders to be held on March 29, 2022. As required by Cayman Islands law and the terms of HTP’s amended and restated memorandum and articles of association, notwithstanding the termination of the Merger Agreement, HTP is required to hold the extraordinary meeting of HTP’s shareholders scheduled to be held on March 29, 2022. As a result of the termination of the Merger Agreement, at the extraordinary meeting of HTP’s shareholders on March 29, 2022, HTP intends to present the Adjournment Proposal, as defined in the definitive proxy statement delivered to the holders of record of HTP’s ordinary shares at the close of business on January 20, 2022, for the consideration and approval of HTP’s shareholders and expects that, if approved, the extraordinary meeting of HTP’s shareholders will be adjourned indefinitely in accordance with Cayman Islands law and the terms of HTP’s amended and restated memorandum and articles of association. In light of the termination of the Merger Agreement, the business combination will not be concluded and any ordinary shares submitted for redemption will not be redeemed at this time and any shareholders who submitted demands for redemption will have the opportunity to withdraw such demand at any time by notifying HTP’s transfer agent in the manner described in the definitive proxy statement.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
10.1	Termination and Release Agreement, dated as of March 24, 2022, by and among HTP, Blocker Merger Sub I, Blocker Merger Sub II, GPI Blocker Merger Sub, Company Merger Sub, Pacer Holdings, Pacer Corp. Blocker, Pacer L.P. Blocker, GPI Blocker Owner, GPI Blocker, and Packable.

99.1	Joint Press Release, dated as of March 25, 2022.

104	The cover page of this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HIGHLAND TRANSCEND PARTNERS I CORP.

Date: March 25, 2022	By:	/s/ Ian Friedman
Name: Ian Friedman
Title: Chief Executive Officer

Exhibit 10.1

Execution Version

TERMINATION AND RELEASE AGREEMEnt

This TERMINATION AND RELEASE AGREEMENT, dated as of March 24, 2022 (this “Agreement”), is entered into by and among Highland Transcend Partners I Corp., a Cayman Islands exempted company (NYSE: HTPA.U) (“HTP”), Picasso Merger Sub I, Inc., a Delaware corporation and wholly owned direct subsidiary of HTP (“Blocker Merger Sub I”), Picasso Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of HTP (“Blocker Merger Sub II”), Picasso Merger Sub IV, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of HTP (“GPI Blocker Merger Sub” and together with Blocker Merger Sub I and Blocker Merger Sub II, the “Blocker Merger Subs”), Picasso Merger Sub III, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of HTP (“Company Merger Sub” and together with HTP and the Blocker Merger Subs, the “HTP Parties”), Carlyle Partners VII Pacer Holdings, L.P., a Delaware limited partnership (“Pacer Holdings”), CP VII Pacer Corp., a Delaware corporation (“Pacer Corp. Blocker”), CP VII Pacer EU L.P., a Delaware limited partnership (“Pacer L.P. Blocker” and together with Pacer Holdings and Pacer Corp. Blocker, the “Blocker Parties”), GPI Capital Gemini HoldCo LP, a Delaware limited partnership (“GPI Blocker Owner”), GPI Capital Gemini LLC, a Delaware limited liability company (“GPI Blocker” and together with GPI Blocker Owner, the “GPI Parties”), and Packable Holdings, LLC, a Delaware limited liability company (formerly known as Entourage Commerce, LLC, the “Company”). The foregoing parties are collectively referred to herein as the “Parties” and each individually as a “Party”. Capitalized terms used but not defined herein shall have the meanings ascribed to them in that certain Agreement and Plan of Merger, dated as of September 8, 2021 (as so amended by that certain First Amendment thereto, dated as of October 21, 2021, and as so amended by that certain Second Amendment thereto, dated as of January 21, 2022, the “Merger Agreement”), entered into by and among the Parties and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Holders (the “Holder Representative”).

WHEREAS, pursuant to Section 12.01(a) thereof, the Merger Agreement may be terminated by written consent of the Company and HTP; and

WHEREAS, the Company and HTP desire to terminate the Merger Agreement pursuant to Section 12.01(a), and the Parties desire to be bound by the other provisions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1.             Termination of Merger Agreement. Effective immediately, the Company and HTP hereby mutually terminate the Merger Agreement pursuant to Section 12.01(a) of the Merger Agreement without further action on the part of the Parties. Notwithstanding anything to the contrary in Sections 12.02 and 13.02(f) the Merger Agreement or any other provisions of the Merger Agreement, none of the provisions of the Merger Agreement shall be of any further force or effect as of the termination of the Merger Agreement pursuant to this Agreement, including provisions of the Merger Agreement which by their terms would otherwise have survived the termination of the Merger Agreement.

2.              Termination of the Ancillary Agreements. The Parties acknowledge and agree that, effectively immediately, each of the Ancillary Agreements, with the exception of the Confidentiality Agreement, shall be automatically terminated without further action on the part of the parties thereto and none of the provisions thereof shall be of any further force or effect, including provisions thereof, as the case may be, that by their terms would otherwise have survived such termination.

3.             Survival of Confidentiality Agreement; Public Disclosures; Non-Disparagement; Notices and Information.

(a)            Notwithstanding anything contained in this Agreement to the contrary, (i) the provisions of the Confidentiality Agreement shall survive and remain in full force and effect in accordance with the terms of the Confidentiality Agreement and (ii) all information obtained in connection with the Merger Agreement shall be kept confidential in accordance with the Confidentiality Agreement.

(b)           The Company and HTP shall issue a joint press release with respect to this mutual termination of the Merger Agreement pursuant to this Agreement, in the form of Exhibit A hereto, and HTP shall file a Current Report on Form 8-K in the form of Exhibit B hereto no later than the fourth (4th) Business Day after the date hereof. Except with respect to such joint press release and such filing of the Current Report on Form 8-K, no Party shall issue any press release or any other public written communications or otherwise make any planned public statement with respect to any of the other Parties, or with respect to the Transactions, including the Merger Agreement or any of the Ancillary Agreements (collectively, along with all other related agreements, filings and certificates, the “Transaction Agreements”), the participation or involvement of the Parties in the transactions contemplated by the Transaction Agreements, this Agreement, the Transactions, any effect, development, event, occurrence, fact, condition, circumstance or change that occurred with respect to any other Party during the Interim Period or the reasons for or any of the events or circumstances surrounding the termination of the Transactions (collectively, the “Transaction Matters”) without the prior written consent of the Company and HTP, except for disclosure or communication required by applicable Law, or in response to any request by any Governmental Authority; provided that, prior to any disclosure or communication required by applicable Law or stock exchange rule or in response to a request by a Governmental Authority, each Party, shall (i) use its reasonable best efforts to consult with the Company and HTP before making any such disclosure, communication or response and (ii) to the fullest extent permitted by applicable Law, first allow the Company and HTP to review such disclosure, communication or response and the opportunity to comment thereon, and shall consider such comments in good faith.

(c)            Except as required by applicable Law, or the rules or regulations of any Governmental Authority or by the order of any court of competent jurisdiction, each Party hereby agrees not to (i) make, publish or communicate to any Person or in any public or private forum or through any medium, any disparaging, damaging or demeaning statements about any of the other Parties or their respective Related Parties, or (ii) otherwise engage, directly or indirectly, in any communications with any Person that could reasonably be understood as (x) disparaging to any of the other Parties or their respective Related Parties, (y) damaging the reputation or goodwill of any of the other Parties or their respective Related Parties, (z) placing the other Parties or their respective Related Parties in any false or negative light, in each case of the foregoing clauses (i) and (ii), concerning any of the Transaction Matters.

(d)            The Company agrees that until such time as the Convertible Note Consideration has been issued in accordance with Section 4, the Company shall deliver to HTP any notice, financial statements or other information delivered to the holders of the Convertible Notes concurrently with delivery to the holders of the Convertible Notes.

4.             Payments. As reimbursement of certain expenses incurred by the HTP Parties in connection with the Merger Agreement, and in consideration of the representations, warranties, covenants and agreements contained herein:

(a)           The Company shall pay, or cause to be paid, to HTP an amount of cash equal to $2,000,000 (the “Cash Consideration”) in accordance with Section 4(c) upon the earliest to occur of (i) the completion of the redemption of all outstanding HTP Class A Ordinary Shares in accordance with Article 49.7 of the HTP Governing Document such that no HTP Class A Ordinary Shares remain outstanding (the “Wind-Up Event”), (ii) a Change of Control and (iii) the closing of the first Qualified Financing of the Company to occur following the date hereof.

(b)            The Company shall issue, or cause to be issued, or pay, or cause to the paid, as applicable, to HTP the Convertible Note Consideration in accordance with Section 4(c) upon the earlier to occur of (i) a Wind-Up Event and (ii) the closing of a Business Combination by HTP; provided that, if such closing of a Business Combination by HTP involves a counterparty that is reasonably determined by the Company Board to be a competitor of the Company, then the Convertible Note Consideration shall instead be delivered upon the earlier to occur of (x) a Change of Control and (y) a Qualified Public Offering. In the event that a Change of Control occurs prior to the occurrence of the foregoing clauses (i) and (ii), the Company shall cause the Convertible Note Consideration to be deposited with a third-party paying or escrow agent for payment to HTP in accordance with Section 4(c) upon the earlier to occur of (I) a Wind-Up Event and (II) the closing of a Business Combination by HTP.

(c)           Upon any payments becoming due and payable by the Company to HTP pursuant to this Section 4, the Company shall make any payments of cash to HTP by wire transfer of immediately available funds to the account set forth in Annex A hereto within five (5) Business Days of such amount becoming due and payable and any payments of property or securities to HTP shall be made in accordance with written directions provided by HTP within five (5) Business Days of such amount becoming due and payable.

5.             Mutual Release; Covenant Not to Sue.

(a)

(i)                 Each of the HTP Parties, on its own behalf and on behalf of its respective Related Parties, generally, irrevocably, unconditionally and completely releases and forever discharges the Company, the Blocker Parties, the GPI Parties and the Holder Representative and their respective Released Parties from all Claims, whether known or unknown, arising from any matter concerning, based upon, in connection with, or relating to any of the Transaction Matters, including (x) the Transaction Agreements, (y) any breach, non-performance, action or failure to act under the Transaction Agreements, and (z) the Transactions, including the Mergers, the events leading to the abandonment of the Transactions and the termination of the Transaction Agreements (collectively, the “HTP Released Claims”).

(ii)              Each of the Company, the Blocker Parties and the GPI Parties, on its own behalf and on behalf of its respective Related Parties, generally, irrevocably, unconditionally and completely releases and forever discharges the HTP Parties and their respective Released Parties from all Claims arising from any matter concerning, based upon, in connection with, or relating to any of the Transaction Matters, including (x) the Transaction Agreements, (y) any breach, non-performance, action or failure to act under the Transaction Agreements, and (z) the transactions contemplated by the Transaction Agreements, including the Mergers, the events leading to the abandonment of the Transactions and the termination of the Transaction Agreements (together with the HTP Released Claims, the “Released Claims”).

(b)           It is understood and agreed that Section 5(a) is a full and final release covering the respective Released Claims of the Parties and their respective Related Parties relating to any of the Transaction Matters or arising out of the Transaction Agreements. Therefore, each of the Parties expressly waives any rights it may have under any statute or common law principle under which a general release does not extend to respective Released Claims that such Party does not know or suspect to exist in its favor at the time of executing the release in this Agreement, which if known by such Party would have affected such Party’s settlement with the other. In connection with such waiver and relinquishment, the Parties acknowledge that they or their respective attorneys or agents may hereafter discover Claims or facts in addition to or different from those which they now know or believe to exist with respect to the Released Claims, and which, if known on the date of the execution of this Agreement, might have materially affected such Party’s decision to enter into and execute this Agreement, but that it is their respective intention hereby fully, finally and forever to settle and release all of their respective Released Claims. In furtherance of such intention, the respective releases herein given by the Parties shall be and remain in effect as full and complete releases with regard to their respective Released Claims notwithstanding the discovery or existence of any such additional or different Claim or fact. Each Party further agrees that by reason of the releases contained herein, such Party is expressly assuming the risk of such unknown Released Claims and agrees that this Agreement applies thereto.

(c)           Each Party, on behalf of itself and its Related Parties, hereby covenants to each other Party and their respective Released Parties not to, with respect to any Released Claim, directly or indirectly encourage or solicit or voluntarily assist or participate in any way in the filing, reporting or prosecution by such Party or its Related Parties or any third party of an Action (including a third party or derivative claim, cross-claim, counterclaim or otherwise) against any other Party and/or its Released Parties relating to any Released Claim. Each Released Party may plead this Agreement as a complete bar to any Released Claim brought in derogation of this Section 5(c).

(d)            Each of the Parties hereby expressly waives to the fullest extent permitted by law the provisions, rights, and benefits of California Civil Code § 1542 (or any similar Law of any jurisdiction), which provides:

A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

Each Party acknowledges that it may hereafter discover facts in addition to or different from those that such Party now knows or believes to be true with respect to the subject of this Section 5(d).

(e)            Nothing in this Section 5 shall: (i) apply to any Action by any Party to enforce its respective rights and/or obligations pursuant to this Agreement; (ii) apply to any Action by any party thereto to enforce its respective rights and/or obligations pursuant to the Confidentiality Agreement; or (iii) constitute a release by any Party for any Claim arising under this Agreement. The covenants contained in this Section 5 shall survive the execution and delivery of this Agreement indefinitely regardless of any statute of limitations.

6.              Representations of the Parties. Each Party represents and warrants to the other Party as follows:

(a)               This Agreement constitutes a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to laws of the Enforceability Exceptions.

(b)               Such Party has full power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance by such Party of this Agreement have been duly and validly authorized by all necessary corporate or other action on the part of such Party.

(c)               The execution and delivery of this Agreement by such Party does not, and the performance by such Party of the transactions contemplated by this Agreement does not: (i) conflict with, or result in a violation or breach of, any provision of its charter or bylaws (or equivalent organizational documents); (ii) conflict with, or result in any violation or breach of, or constitute (with our without notice of lapse of time, or both) a default under or require a consent or waiver under, any of the terms, conditions or provisions of any contractual restriction binding on such Party or affecting such Party or any of its assets; or (iii) conflict with or violate any order or judgment of any court or other Governmental Authority applicable to such Party or any of its assets.

(d)               Neither such Party nor any of its Related Parties has not heretofore assigned or transferred, or purported to assign or transfer, to any Person any Claim or cause of action released pursuant to Section 5(a) applicable to such Party. There are no liens or claims of lien, or assignments in law or equity or otherwise, of or against any Claim or cause of action released pursuant to Section 5(a) applicable to such Party.

(e)               Such Party has been represented by legal counsel in the negotiation and joint preparation of this Agreement, has received advice from legal counsel in connection with this Agreement and is fully aware of this Agreement’s provisions and legal effect. Such Party enters into this Agreement freely, without coercion, and based on its own judgment and not in reliance upon any representations or promises made by any other Party, apart from those set forth in this Agreement.

7.             Miscellaneous.

(a)           Certain Definitions. The following capitalized terms shall have the following meanings:

(i)                 “Business Combination” shall mean the occurrence, in a single transaction or as a result of a series of related transactions, of an “initial business combination” as that term is defined in the final prospectus filed by HTP in connection with its initial public offering.

(ii)              “Change of Control” shall mean the occurrence, in a single transaction or as a result of a series of related transactions, of (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the equity securities or shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity or parent company, as applicable, immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; (iii) the sale or transfer of all or substantially all of the Company’s assets, or the exclusive license of all or substantially all of the Company’s material intellectual property; or (iv) an Insolvency Event; provided that, a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof.

(iii)            “Claims” shall mean all claims, contentions, rights, debts, liabilities, demands, accounts, reckonings, obligations, duties, promises, costs, expenses (including attorneys’ fees and costs), Liens, indemnification rights, Damages, losses, Actions and causes of action, in each case of the foregoing, of any kind whatsoever, whether due or owing in the past, present or future and whether based upon contract, tort, statute or any other legal or equitable theory of recovery, and whether known or unknown, suspected or unsuspected, asserted or unasserted, fixed or contingent, matured or unmatured.

(iv)             “Convertible Note Consideration” shall mean (i) convertible promissory notes with an aggregate principal amount equal to $8,000,000 having the same terms and in substantially the same form as the Convertible Notes (except that interest on such convertible promissory notes shall accrue from the date hereof) (the “HTP Convertible Notes”) or (ii) if the Convertible Notes have been repaid, mandatorily converted or otherwise cancelled in accordance with their terms on or prior to the issuance of the Convertible Note Consideration pursuant to Section 4, the cash, property or securities that would be payable to a holder of the HTP Convertible Notes if such holder held the HTP Convertible Notes through the date of the repayment, mandatory conversion or cancellation thereof, together with any cash, property or securities subsequently issued with respect to, or which becomes payable upon the conversion, exercise, exchange or any distribution with respect to or upon any of the foregoing property or securities through and until the occurrence of the issuance of such Convertible Notes in accordance with Section 4; provided that, at any time prior to the date on which the Convertible Notes have been repaid, mandatorily converted or otherwise cancelled in accordance with their terms, HTP shall have the right to elect to receive, in lieu of the consideration issuable in accordance with the foregoing clauses (i) and (ii), the same cash, property or securities that would be payable to a holder of the Convertible Notes upon an optional conversion prior to maturity pursuant to Section 2(g) of the Convertible Promissory Note in respect of the Convertible Notes, together with any cash property or securities subsequently issued with respect to, or which becomes payable upon the conversion, exercise, exchange or any distribution with respect to or upon any of the foregoing property or securities through and until the occurrence of the issuance of such Convertible Notes in accordance with Section 4.

(v)               “Insolvency Event” shall mean (a) the commencement of any voluntary case or proceeding under any Bankruptcy Code or involuntary case or proceeding under any Bankruptcy Code (unless such involuntary case or proceeding is dismissed within 90 days of commencement thereof) with respect to the Company; (b) the commencement of any other voluntary insolvency or bankruptcy case or proceeding or involuntary insolvency or bankruptcy case or proceeding (unless such insolvency or bankruptcy case or proceeding is dismissed within 90 days of commencement thereof), or any receivership or interim receivership, liquidation or other similar case or proceeding with respect to the Company or with respect to a material portion of its assets; or (c) any dissolution or winding up of the Company.

(vi)             “Financing” shall mean any transaction, or series of related transactions, in which (a) Company Units or any other equity interest or capital stock of the Company or any Subsidiary of the Company, or any rights or other securities convertible into or exchangeable or exercisable for any equity interests or capital stock of the Company or any Subsidiary of the Company, are issued and sold (excluding, for the avoidance of doubt (i) the conversion of the Convertible Notes, the HTP Convertible Notes and all other convertible securities of the Company or its Subsidiary outstanding as of the date hereof issued for capital raising purposes (e.g., Simple Agreements for Future Equity) and (ii) the exchange of any other obligations of the Company or its Subsidiary outstanding as of the date hereof for debt or equity in a transaction in which neither the Company nor any of its Subsidiaries receives any cash proceeds) or (b) indebtedness for borrowed money is incurred by the Company or any of Subsidiary of the Company.

(vii)          “Qualified Financing” means the consummation of one or more Financings by the Company and/or its Subsidiaries following the date hereof in which the Company and/or its Subsidiaries collectively receive at least $140 million of new money proceeds in the aggregate in such Financings.

(viii)        “Qualified Public Offering” shall mean (i) the sale of equity securities or capital stock of the Company in a firm commitment underwritten public offering pursuant to an effective registration under the Securities Act, (ii) a direct listing of equity securities or shares of capital stock of the Company on a stock exchange pursuant to an effective registration statement under the Securities Act (other than pursuant to a registration statement on Form S-4 or Form S-8 or any similar or successor form); or (iii) a business combination with a special purpose acquisition company.

(ix)             “Related Parties” shall mean, with respect to a Person, all Affiliates, equity holders, partners, joint venturers, financing sources, parent entities, Subsidiaries, officers, directors, managers, principals, attorneys, agents, representatives, administrators, employees, legatees, devisees, executors, trustees, beneficiaries, brokers, insurers, predecessors, successors, heirs and assigns of such Person.

(x)               “Released Parties” shall mean, with respect to a Person, all former, present and future and direct and indirect Related Parties of such Person.

(xi)             “Securities Act” shall mean the Securities Act of 1933, as amended.

(b)           Third-Party Beneficiaries. Each Party acknowledges and agrees that each Party’s Related Parties are express third-party beneficiaries of the releases of such Related Parties and covenants not to sue such Related Parties contained in Section 5 and are entitled to enforce rights under such section to the same extent that such Related Parties could enforce such rights if they were a party to this Agreement. Except as provided in the preceding sentence, there are no third-party beneficiaries to this Agreement.

(c)           Enforcement. The Parties agree that irreparable damage for which monetary Damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that each Party shall be entitled to an injunction, specific performance or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of Damages or inadequacy of any remedy at law, this being in addition to any other remedy to which they are entitled under this Agreement. Each Party agrees that it will not oppose the granting of specific performance or other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 7(c) shall not be required to provide any bond or other security in connection with any such injunction.

(d)           Further Assurances. Each Party shall, and shall cause its Subsidiaries and Related Parties to, cooperate with each other in the taking of all actions necessary, proper or advisable under this Agreement and applicable Laws to effectuate the terminations contemplated by this Agreement. Without limiting the generality of the foregoing, the Parties shall, and shall cause their respective Subsidiaries and Related Parties to, cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Authority, in each case to the extent applicable, in connection with the transactions contemplated by the Transaction Agreements.

(e)           Expenses. Each Party shall bear its own expenses incurred in connection with the Transaction Agreements and this Agreement and the transactions contemplated thereby and herein, including all fees of its legal counsel, financial advisors and accountants.

(f)             Assignment. No Party shall assign this Agreement or any part hereof (including by operation of law in connection with a merger or consolidation or conversion of HTP or the Company) without the prior written consent of the other Parties. Notwithstanding the foregoing, HTP may assign or transfer any or all of its rights under this Agreement to any of its Affiliates without the prior written consent of the other Parties; provided that, no such assignment or transfer shall release HTP from any obligations under this Agreement. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

(g)           Other Miscellaneous Terms. The provisions contained in Sections 1.01 (Definitions), 1.02 (Construction), Section 8.04 (Trust Waiver), 14.02 (Waiver), 14.03 (Notices), 14.05 (Rights of Third Parties), 14.07 (Governing Law), 14.08 (Captions; Counterparts), 14.10 (Amendments), 14.12 (Severability), 14.13 (Jurisdiction; WAIVER OF TRIAL BY JURY), 14.15 (Non-Recourse) and 14.16 (Legal Representation) of the Merger Agreement are hereby incorporated by reference into this Agreement, mutatis mutandis, and made a part of this Agreement as if set forth fully herein.

The remainder of this page is intentionally left blank.

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

HIGHLAND TRANSCEND PARTNERS I CORP.

By:
Name:
Title:

PICASSO MERGER SUB I, INC.

By:
Name:
Title:

PICASSO MERGER SUB II, LLC

By:
Name:
Title:

PICASSO MERGER SUB III, LLC

By:
Name:
Title:

PICASSO MERGER SUB IV, LLC

By:
Name:
Title:

[Signature Page to Termination and Release Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

CARLYLE PARTNERS VII PACER HOLDINGS, L.P.

By:
Name:
Title:

CP VII PACER CORP.

By:
Name:
Title:

CP VII PACER EU L.P.

By:
Name:
Title:

[Signature Page to Termination and Release Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

GPI Capital Gemini HoldCo LP

By:
Name:
Title:

GPI Capital Gemini LLC

By:
Name:
Title:

[Signature Page to Termination and Release Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

PACKABLE HOLDINGS, LLC

By:
Name:
Title:

[Signature Page to Termination and Release Agreement]

Exhibit A

[See attached.]

Exhibit B

[See attached.]

Annex A

HTP Account Wire Instructions

Exhibit 99.1

Packable and Highland Transcend Partners I Corp. Mutually Agree

to Terminate Business Combination Agreement

NEW YORK – March 25, 2022 – Packable Holdings, LLC (“Packable” or “the Company”), a leading tech-enabled e-commerce company, sitting at the intersection of brands, marketplaces and customers, and Highland Transcend Partners I Corp. (“Highland Transcend” or “HTP”) (NYSE: HTPA), a special purpose acquisition company, today announced that they have mutually agreed to terminate their previously announced agreement and plan of merger (the “Business Combination Agreement”), effective immediately, as a result of current unfavorable market conditions.

As required by Cayman Islands law and the terms of HTP’s amended and restated memorandum and articles of association, notwithstanding the termination of the Business Combination Agreement, HTP is required to hold the extraordinary meeting of HTP’s shareholders scheduled to be held on March 29, 2022. As a result of the termination of the Business Combination Agreement, at the extraordinary meeting of HTP’s shareholders on March 29, 2022, HTP intends to present the Adjournment Proposal, as defined in the definitive proxy statement delivered to the holders of record of HTP’s ordinary shares at the close of business on January 20, 2022, for the consideration and approval of HTP’s shareholders and expects that, if approved, the extraordinary meeting of HTP’s shareholders will be adjourned indefinitely in accordance with Cayman Islands law and the terms of HTP’s amended and restated memorandum and articles of association. In light of the termination of the Business Combination Agreement, the business combination will not be concluded and any ordinary shares submitted for redemption will not be redeemed at this time and any shareholders who submitted demands for redemption will have the opportunity to withdraw such demand at any time by notifying HTP’s transfer agent in the manner described in the definitive proxy statement.

Highland Transcend intends to continue in its efforts to identify a prospective target business for an initial business combination.

Additional information about the termination of the Business Combination Agreement will be provided in a Current Report on Form 8-K to be filed by Highland Transcend with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

About Packable

Packable is a leading e-commerce company with a proprietary technology platform that empowers brands throughout the transaction lifecycle, by providing them with tech-enabled inventory planning and data analytics, marketing, marketplace management, logistics and distribution, customer experience and support. Founded in 2010, Packable has over 1,000 employees, including a premier team of e-Commerce experts, connecting consumers to their favorite brands on online marketplaces such as Amazon, Walmart, Google, eBay, Target, Kroger and Facebook, becoming one of the largest marketplace sellers in North America. By combining the end-to-end commerce lifecycle in one platform, Packable acts as a comprehensive service provider and empowers its brand partners to avoid disparate and inefficient points of sale. Additionally, since Packable helps facilitate the vast e-Commerce lifecycle, it gains access to rich customer transaction data, providing it with differentiated data insights that it uses to optimize its platform and benefit its brand partners. To learn more about Packable, please visit: packable.com.

About Highland Transcend Partners I Corp.

Highland Transcend Partners I Corp. is a special purpose acquisition company that was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Highland Transcend intends to pursue a target in the disruptive commerce, digital media and services, and enterprise software sectors, with a primary focus on North American and European markets. Highland Transcend’s founders include Ian Friedman (Chief Executive Officer and Director), Bob Davis (Executive Chairman), Paul Maeder (Chief Financial Officer) and Dan Nova (Chief Investment Officer).

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the timing and outcome of the extraordinary meeting of HTP’s shareholders and HTP’s efforts to identify prospective target business for an initial business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of HTP’s and Packable’s management and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Many actual events and circumstances are beyond the control of HTP and Packable. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in HTP’s final prospectus that forms a part of HTP’s Registration Statement on Form S-1 (Reg. No. 333-250125), filed with the SEC pursuant to Rule 424(b)(4) on December 4, 2020, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” its registration statement on Form S-4 and definitive proxy statement/prospectus relating to the previously contemplated business combination as declared effective by the SEC under the heading “Risk Factors,” and other documents of HTP filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. While HTP and Packable may elect to update these forward-looking statements at some point in the future, HTP and Packable specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HTP’s or Packable’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact Information

For inquiries regarding Packable, please contact:

Media

Emily Claffey/Hayley Cook/Suzanne Byowitz

Sard Verbinnen & Co

Packable-SVC@sardverb.com

Investors

investors@packable.com

For inquiries regarding Highland Transcend Partners, please contact:

info@highlandtranscend.com

 2